Exhibit 21.1

List of Subsidiaries of Marlin Midstream Partners, LP
as of December 31, 2014

1.	Marlin Midstream, LLC

2.	Marlin Logistics, LLC

3.	Turkey Creek Pipeline, LLC

4.	Marlin G&P I, LLC

5.	Murvaul Gas Gathering, LLC